

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

February 23, 2010

<u>**Via U.S. mail and facsimile**</u>

Mr. Scott Schweinfurth
Executive Vice President and Chief Financial Officer
WMS Industries Inc.
800 South Northpoint Blvd.
Waukegan, IL 60085

>   **RE: Form 10-K for the year ended June 30, 2009**
>   **Form 10-Q for the period ended September 30, 2009**
>   **Definitive Proxy Statement on Schedule 14A filed October 27, 2009**
>   **File No. 001-08300**

Dear Mr. Schweinfurth:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, you may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant